Exhibit 99.2

STOCK PURCHASE AGREEMENT

Sale and Purchase of 4,000 Ordinary Shares of

Luxury Max Investments Limited

THIS AGREEMENT is made and entered into as a private transaction as of the date set forth on the signature page below, by and between the Seller set forth on the signature page hereto (the “Seller”) and the purchaser set forth on the signature page below (the “Purchaser”).

WHEREAS, the Seller is the record owner and holder of Ordinary Shares (the “Ordinary Shares”), of Luxury Max Investments Limited, a British Virgin Islands Islands company (the “Company”), which is the record owner of 8,000,000 ordinary shares of Fenbo Holdings Limited, a company incorporated in Cayman Islands and listed on the Nasdaq (Ticker Symbol: FEBO), representing 72.3% of total outstanding issued ordinary shares of Fenbo Holdings Limited as of the date of this Agreement;

WHEREAS, the Seller desires to sell to the Purchaser such shares of Ordinary Shares of the Company set forth on the signature page below (the “Stock”); and

WHEREAS, the Purchaser desires to purchase the Stock and the Seller desires to sell the Stock, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the adequacy of which is expressly acknowledged as sufficient in all respects, the Seller and the Purchaser hereby agree as follows:

1. SALE AND PURCHASE

(a)	Subject to the terms and conditions hereinafter set forth, at the Closing of the transaction as defined herein, the Seller shall sell, convey, transfer, and deliver to the Purchaser the Stock, and the Purchaser shall purchase from the Seller the Stock for the purchase price in the aggregate as set forth on the signature page hereto (the “Purchase Price”).

(b)	The Closing of the transactions contemplated by this Agreement (the “Closing”), shall occur on November 29, 2024 at noon Hong Kong Standard Time, provided that: (i) the Seller and Purchaser shall each have signed this Agreement; (ii) the Seller shall have received the initial down payment of the Purchase Price in the amount of USD800,000 together with a fully executed promissory note (the “Promissory Note”) in form and substance as attached hereto as Exhibit 1 for the balance of the Purchase Price of USD1,000,000; and (iii) the Purchaser shall have received a copy of instructions from the Seller the Company’s secretarial firm to register the Ordinary Shares being acquired by the Purchaser from the Seller in the Purchaser’s name on the register of members in book entry form. In the event these conditions have not been satisfied by the aforementioned date, then the Closing shall occur on such date as mutually agreed by the parties, which date shall be as soon thereafter as practicable.

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(c)	The Purchase Price for the Stock shall be delivered by the Purchaser in the form of cheque or by means of a telegraphic transfer to Majestic Dragon Investment Co. Limited, the Seller’s authorized payment receiving agent, pursuant to the instructions provided by the Seller under a separate cover as follows:

(i)	An initial down payment of USD800,000; and
(ii)	the balance of USD1,000,000 due and payable in full on or before April 18, 2025.

(d)	The Seller’s obligations under this Agreement shall be conditioned on delivery by the Purchaser to the Seller of anti-money laundering due diligence documentation, which is satisfactory to the bank of the Seller, the requirements of which are set forth on the Signature Page hereto. The Seller reserves the right to request any and all supplemental anti-money laundering due diligence information which it deems necessary, as determined and requested at its sole discretion and the Seller may refuse the acceptance of any proceeds delivered as the Purchase Price if such due diligence information is not satisfactory to the Seller.

2. REPRESENTATIONS AND WARRANTIES OF SELLER

(a)	The Seller hereby represents and warrants to the Purchaser: (i) The Seller has full right and power to sell the Stock; (ii) the Seller is the lawful owner of the Stock, free and clear of all security interests, liens, encumbrances, contingent or otherwise, equities or other charges, taxes or restrictions of any nature; and (ii) there are no existing warrants, options, purchase agreements, redemption agreements, calls, puts or other rights of any nature whatsoever relating to the Stock, nor are there any other understandings, arrangements or agreements creating rights of third parties with respect to such Stock. At the Closing, the Purchaser will acquire all right, title and interest in the Stock free and clear of any impairment, encumbrance or liens or any interest, contingent or otherwise, of any person, public or private entity, association or organization, or any judicial orders or any governmental entity or quasi-governmental authority.

(b)	The Seller hereby represents and warrants that there has been no act or omission by the Seller which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder’s fee, or other like payment in connection with the transactions contemplated hereby and no third party has any rights, contingent or otherwise, in the Stock or proceeds from the sale thereof.

(c)	The Seller is not receiving a selling concession, fee, or other remuneration in respect of the securities sold.

3. REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser makes the following representations and warranties for the benefit of the Seller and the Company with the intent that the same may be relied upon in determining the suitability of the Purchaser and transferee of securities:

(a)	The Purchaser has full right and power to enter into and perform pursuant to this Agreement, and this Agreement constitutes the Purchaser’s valid and legally binding obligation, enforceable in accordance with its terms. The Purchaser is authorized and otherwise duly qualified to purchase and hold the Stock and to enter into this Agreement.

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(b)	The Purchaser has had the opportunity to review this Agreement, the filings by Fenbo Holdings Limited with the SEC (including its annual report on Form 20-F for the fiscal year ended December 31, 2023 (all available at www.sec.gov), and all documents and information that Purchaser has reasonably requested concerning its purchase of the Stock and the Company’s holding of 72.3% interest in Fenbo Holdings Limited. The Purchaser has had the opportunity to ask questions of the management of Fenbo Holdings Limited regarding its business, management and financial affairs, which questions were answered to the Purchaser’s satisfaction.

(c)	The jurisdiction of the Purchaser’s principal place of business, as set forth on the signature page hereto with respect to notices under this Agreement, is true and correct.

(d)	The Purchaser acknowledges that the purchase of the Stock involves substantial risk. The Purchaser can bear the economic risk of this investment in the Stock and has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of an investment in the shares of the Stock.

4. GENERAL PROVISIONS.

(a) Entire Agreement. This Agreement constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. The Company and the Company’s corporate secretarial firm, although not signatory parties hereto, are expressly authorized and permitted to rely upon any and all provisions of this Agreement. No other third-party beneficiaries may rely upon this Agreement.

(b) Headings and Construction. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

(c) Costs. Except as otherwise set forth herein, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers, or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

(d) Severability. Each provision of this Agreement shall be considered separable and, if for any reason any provision(s) hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

(e) Survival. The parties’ representations and warranties made in this Agreement shall survive the execution and delivery hereof and delivery of the purchased Stock.

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(f) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and given or made (a) by personal delivery or (b) by overnight courier service with confirmation of receipt at the respective addresses set forth on the signature page hereto, or at such other address as any party hereto may subsequently furnish in writing to the other party.

(g) Assignability. This Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Seller without the consent of the Purchaser and the transfer or assignment of the Stock shall be made only in accordance with this Agreement.

(h) Irrevocability; Binding Effect. The Purchaser hereby acknowledges and agrees that the purchase hereunder is irrevocable, except as required by applicable law, and that this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. The obligations of the Seller hereunder shall terminate if the bank of the Seller does not accept the anti-money laundering documentation of the Purchaser.

(i) Modification. This Agreement shall not be modified, amended or waived except by a written instrument signed by the party against whom any such modification, amendment or waiver is sought.

(j) Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

(k) Facsimile Signatures. This Agreement may be executed by facsimile, scan, or other electronic signature, any of which shall be deemed an original for purposes of this Agreement.

(l) Governing Law. This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been executed by each of the parties hereto as of November 19 2024.

Purchase of the Ordinary Shares of Luxury Max Investments Limited:

Total Shares of the Stock Purchased: 4,000 ordinary shares

Total Purchase Price: USD1,800,000

Initial Deposit of Purchase Price: USD800,000

Balance Due of Purchase Price: USD1,000,000

Due Date for Receipt of Balance of Purchase Price: As set forth in Section 1 (c)(ii) hereof.

PURCHASER:

Print Full Legal Name:	Xuefei WANG

Address:	No. 32, Jingxin Village, Miaoqiaozhuang, Tangqiao Town, Zhangjiagang City, Jiangsu Province, China.

PRC Passport No:	EF9754909

Telephone (with country code):	+86 13616240921

Fax Number:	n/a

E-mail:	WXF@lianhongtex.com

Address for Notices and Any Deliveries:

No. 32, Jingxin Village, Miaoqiaozhuang, Tangqiao Town, Zhangjiagang City, Jiangsu Province, China

Permanent Address (if different from above)

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SELLER: Kin Shing LI

Address For Notices:	Flat D, 51/F., Block 1, Sorrento
1 Austin Road West, TST, Kowloon, Hong Kong.

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